October 1st, 2007

EDGAR FILING and by HAND DELIVERY

Mrs. Linda Cvrkel, Branch Chief

United States Securities and Exchange Commission (“SEC”)

Division of Corporation Finance

100F Street, N.E.

Washington, D.C. 20549

RE:	Head reply to SEC’s letter dated August 31, 2007

Head N.V.

Consolidated Financial Statements

Form 20-F for fiscal year ended December 31, 2006

File No. 001-15134

Dear Mrs. Cvrkel,

Thank you for your letter of August 31, 2007, providing your comments on our Consolidated Financial Statements and on our Form 20-F for the fiscal year ended December 31, 2006 (the “20-F”). We have reviewed the filing and your comments. For your convienence, we have repeated your comments along with our responses.

Form 20-F for the year ended December 31, 2006

Item 3A. Selected Financial Data, page 2

1.	Please revise to disclose the Company’s revenues in accordance with US GAAP for all periods presented. Refer to the guidance outlined in Instruction 2 to Item 3.A. of Form 20-F.

HEAD RESPONSE:

The Company believes that disclosing revenues in accordance with U.S. GAAP in its 20-F for the year ended December 31, 2006, would not have provided additional useful information because there were no material differences in revenue recognition for any of the years presented. Although shipping and handling costs billed to customers are classified as revenues under U.S. GAAP and are netted against expenses under IFRS, as disclosed in Note 31 to the consolidated financial statements under the heading “Classification Differences and Other”, shipping and handling costs billed to customers for the years ended December 31, 2006, 2005 and 2004 were approximately €1.1 million, €1.2 million and €1.1 million, respectively, and thus were not material.

Management’s Discussion and Analysis

- General

2.

We note your disclosure that your audited financial statements have been prepared in accordance with IFRS as adopted by the European Union. Please tell us, and revise your MD&A to disclose, any differences between IFRS as adopted by the European Union and IFRS as published by the IASB. See SEC Release 33-8567.

HEAD RESPONSE:

The Company’s financial statements have been prepared in accordance with IFRS as adopted by the European Union and they also comply with IFRS as published by the IASB. As disclosed in Note 2 to the consolidated financial statements, standards issued by the IASB that had not been endorsed by the European Union as of the reporting date had no impact on the Company’s consolidated financial statements. Accordingly there are no differences between the application to the Company’s consolidated financial statements of IFRS as published by the IASB and IFRS as adopted by the European Union as of the reporting date.

In future filings, the Company will include disclosure as to whether or not there are any differences between the application to the Company’s consolidated financial statements of IFRS as adopted by the European Union and IFRS as published by IASB as of the reporting date.

- Results of Operations, page 32

3.

In future filings, please expand your discussion of cost of sales and selling and marketing expenses to quantify and discuss the significant cost components within these broad categories, such as licensing fees, product costs, product development costs, marketing costs, depreciation and amortization and any other significant components that would enable readers to understand your business better. For example, you stated that the increase in selling and marketing was mainly due to the higher advertising and departmental selling expenditures in connection with your new branding offset in part by a lower provision of bad debt, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

HEAD RESPONSE:

In response to the Staff’s comment, the Company will expand the discussion in future filings regarding the significant components making up cost of sales and selling and marketing expenses to enable readers to better appreciate the proper context and quantitative impact of any signficant changes in these components.

Audited Financial Statements

Consolidated Income Statement, page F-3

4.

Please provide us details, and revise future filings to disclose, the nature of any material amounts included in “other operating (income) expense, net” on the face of the income statement. See paragraph 83 of IAS 1.

HEAD RESPONSE:

For the years ended December 31, 2006, 2005 and 2004, €0.9 million, €0.8 million and €0.3 million, respectively of “other operating (income) expense, net” related to operating foreign exchange gains and losses. Also, included were gains on the sale of property, plant and equipment in the amount of €0.1 million, for the years ended December 31, 2006and 2005 and a loss of €0.2 million for the year ended December 31, 2004, (as disclosed in Note 6. to the consolidated financial statements). In 2005, the Company recorded an additional €0.2 million in relation to the sale of the Estonian property consisting of sales commissions and accrued for potential environmental damages of €0.3 million. The Company did not consider any of these amounts to be material for the periods presented.

In future filings, the Company will disclose additional lines on the face of the income statement when such presentation is relevant to understanding the nature of any material amounts included in “other operating (income) expense, net”.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-6

- Basis of Presentation, page F-6

5.

We note your disclosure that as of December 31, 2005 you filed your financial statements under IFRS as adopted, based on the financial statements under Dutch GAAP as of January 1, 2004 with the Dutch commercial register. Please clarify for us the meaning of this disclosure and tell us if you filed any financial statements presented in accordance with IFRS prior to the filing of this Form 20-F for the year ended December 31, 2006. If you have previously filed financial statements in accordance with IFRS with the Dutch register or for other non-US reporting purposes, please explain to us why you believe you meet the requirements in paragraph 3 and 4 of IFRS 1 to be considered a first-time adopter and apply the provisions of IFRS1.

HEAD RESPONSE:

The Company adopted IFRS as adopted by the European Union in accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, for the year ended December 31, 2005. For Dutch statutory reporting, the Company filed its December 31, 2005 financial statements in accordance with IFRS as adopted by the European Union with the Dutch commercial register. For SEC reporting, the Company filed its December 31, 2005 financial statements still in accordance with U.S. GAAP.

For the year ended December 31, 2006, the Company filed financial statements in accordance with IFRS as adopted by the European Union and as published by the IASB with the SEC for the first time. The exemptions available under IFRS 1 have been applied to the 2005 financial statements that were filed with the Dutch Register at the time the Company believes it was a first-time adopter. This information is provided in the filing as outlined by Instruction 3. to Item 8. of Form 20-F.

- First-Time Adoption of IFRS, page F-6

6.

We note your disclosure that you have made use of the exemption to use Dutch GAAP book values of property, plant and equipment at the date of transition to IFRS as deemed cost. Please note that this exemption allows you to use fair value or a previous GAAP revaluation as deemed cost. Please tell us why you believe the Dutch GAAP book values were equivalent to fair value or revaluation as set forth in the guidance in paragraphs 16 and 17 of IFRS 1.

HEAD RESPONSE:

There were no differences in the book values of property, plant and equipment according to Dutch GAAP compared to U.S. GAAP. Under Dutch GAAP as well as U.S. GAAP, the Company reviewed the book values of property, plant and equipment for impairment whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. At the date of transition to IFRS, the Company reviewed the useful life of significant fixed assets and fixed assets fully written-off and decided to make use of the exemption to use Dutch GAAP book values of property, plant and equipment because those values approximated fair value in accordance with IFRS 1.16.

- Revenue Recognition, page F-14

7.

We note your disclosure that provisions are recorded for estimated product returns at the time revenues are recognized. Please tell us the amount of such provisions recorded as of each balance sheet presented and tell us where the amount is included in the balance sheet. As it does not appear that this provision is included in the amount of provisions detailed in Note 15, in future filings, please disclose in the notes to the financial statements, the carrying amount at the beginning and end of the period; additional provisions made in the period; amounts used during the period; and unused amounts reversed during the period. See paragraph 84 of IAS 37.

HEAD RESPONSE:

Provisions for product returns were included in “Other Provisions” and amounted to €1.4 million as of December 31, 2006 and 2005. In future filings, the Company will disclose a roll forward schedule as requested if product returns are material.

8.

Please tell us and revise future filings to expand your disclosure to describe your revenue recognition policy for arrangements with customers in the rental business for which you provide for payment terms that extend over one year and provide us with the relevant accounting literature you relied up in determining your accounting treatment. Also, if your revenue recognition under IFRS differs from your accounting treatment for US GAAP purposes please explain the difference(s) and reason(s) why and provide us with the literature which supports your treatment under US GAAP. We may have further comments upon receipt of your response.

HEAD RESPONSE:

The Company recognizes revenue in accordance with IAS 18 when all the criteria in IAS 18.14 have been met:

-	significant risks and rewards of ownership of the goods are transferred to the buyer
-	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods
-	the amount of revenue can be measured reliably
-	it is probable that the economic benefit associated with the transaction will flow to the entity
-	the cost incurred can be measured reliably.

Revenues are recognized when risk and rewards of ownership have passed to the buyer, which is the case when products are shipped. The transactions are based on contracts with fixed prices and terms of payment so that the amount of revenues can be measured reliably. Due to a long history of customer relations, the Company is confident that the economic benefit occurs.

Revenues for customers which the Company has provided payment terms that extend over one year are recorded at nominal value and are not discounted to fair value as required under IAS 18.11 due to the immaterial amount of rental revenues as provided in the table below.

	Year Ended December, 31
	2006	2005	2004
	(in thousands)

Total net revenues	€366,762	€359,566	€374,996
Rental business revenues	2,287	1,892	1,178

There are no differences in revenue recognition for the rental business between IFRS and U.S. GAAP as applied by the Company. Under U.S. GAAP the Company recognizes revenue when all the criteria for revenue recognition under SAB 104 have been met:

-	Persuasive evidence of an arrangement exists
-	Delivery has occurred or services have been rendered
-	The seller’s price to the buyer is fixed or determinable
-	Collectibility is reasonably assured.

Extended payment terms offered by the Company do not impact the fixed and determinable criteria as the Company has an established practice of providing extended payment terms to certain customers and a history of collecting under those terms.

Note 12. Equity, page F-28

9.

We note your disclosure of the number of shares issued and fully paid as of December 31, 2006. In future filings, please disclose either on the face of the balance sheet or in the notes to the financial statements, the number of shares authorized. See paragraph 76 of IAS 1.

HEAD RESPONSE:

In future filings, the Company will disclose in the notes to the consolidated financial statements the number of shares authorized.

Note 15. Provisions, page F-31

10.

We note that during the year ended December 31, 2006 you recorded a reversal of unnecessary provisions to the litigation provision. Please explain to us the nature of specific timing of the facts and circumstances that resulted in this reversal including why you believe it was appropriate to recognize the reversal during this year.

HEAD RESPONSE:

As of December 31, 2005, the Company recorded litigation provisions for cases where the Company sued or was threatened to be sued. The amount of the provision was based on the Company’s best estimate of probable expenditures by internal and external legal advisors. During the year 2006 the Company was able to reach settlements which resulted in not continuing further legal proceedings. The Company therefore released the remaining provision in 2006.

Note 21. Income Taxes, page F-39

11.

We note your disclosure that the effective tax rate in 2006 differed from the statutory tax rate in the Netherlands primarily due to an adjustment of tax losses carry forwards in Austria which led to a decrease of EUR 4.3 million. Please explain to us the nature and specific timing of the facts and circumstances that resulted in this reversal including why you believe it was appropriate to recognize this reversal during this year.

HEAD RESPONSE:

The deduction of tax losses carry forwards of €4.3 million resulted from an audit by the Austrian fiscal authorities for all Austrian companies which are treated as a tax group for the years 1999 – 2003 mainly due to intra group interest income and expense which were not taxable. For the Company it was not foreseeable that the tax effect for those income/expense items would be refused by the Austrian fiscal authorities. In 2006, after the attestation by the tax authorities of the Company’s reduced Austrian tax loss, the Company had to recognize the adjustment to its deferred tax assets.

Note 21. Stock Option Plans, page F-43

12.

We note your disclosure that the Plan 2001, Plan 2005 and a portion of the Plan 1998 are treated as cash-settled share-based plans because the participants have no right to receive shares. Please explain to us, and disclose in future filings, the nature and terms of the method of settlement of these stock options. In light of your disclosure that participants “have no right” to receive shares, please clarify for us if they have the option to receive shares. Also, because your disclosure is not clear as to the settlement choices in these arrangements, please tell us if the Company has a choice of settlement in either cash or equity and if so, how you have complied with the accounting set forth in paragraph 41 – 43 of IFRS 2. Additionally, for US GAAP purposes, please tell us why you believe these options would be accounted for as liabilities under SFAS No. 123R. We may have further comment upon receipt of your response.

HEAD RESPONSE:

Under the terms of 1998 Plan, 2001 Plan and 2005 Plan (collectively the “Plans”), participants except for the Chairman and CEO under the 1998 Plan do not have the option to receive or hold shares in Head N.V. at anytime. Once vested under the Plans’ terms as disclosed in Note 23 to the financial consolidated statements and exercised, the participants are issued depository receipts indexed to Head N.V. shares held by the trust (Stichting). Upon settlement of the depository receipts, participants are only entitled to receive a cash payment subject to having requested the Stichting to sell the shares underlying the depository receipt to the market or upon exercise of the call option by Head N.V. The call option may be exercised at the time the participant resigns or employment is terminated. The settlement scheme established by the Company and the Stichting only allows for cash settlement and neither the Company nor the Stichting have an option to settle in shares. . Accordingly, the Company accounted for the Plans as cash-settled plans under IFRS 2 paragraphs 30-33 (paragraphs 41- 43 do not apply).

Under U.S. GAAP, paragraph 32 of SFAS 123R, states that “an option or similar instrument that could require the employer to pay an employee cash or other assets, unless cash settlement is based on a contingent event that is (a) not probable and (b) outside the control of the employee shall be classified as liabilities.” As stated above the Plans are cash-settled and accordingly accounted for as a liability plan.

In future filings, the Company will provide disclosures regarding the nature and terms of the method of settlement of these stock options.

13.

We note that share-based compensation expense for 2006 in EUR 1.8 million. In light of the fact that the fair value of the liability for the cash-settled stock option plans increased by EUR 1.3 million, please tell us how the EUR 1.8 million compensation expense was calculated or determined. If any of the amount relates to the equity settled options in Plan 1998, please tell us where the amount is included on the statement of shareholders’ equity.

HEAD RESPONSE:

The fair value of the liability for cash-settled stock option plans was determined by using the Black Scholes option pricing model (please see Note 23 to the consolidated financial statements with reference to further details). The liability for the 1998 Plan and 2001 Plan is denominated in U.S. dollars. The adjustment to the liability of €0.5 million only relates to operating foreign exchange gains recorded in “Other operating income (expense), net”.

Note 29. Earnings per Share, page F-47

14.

We note your disclosure that potential ordinary shares are composed of incremental shares issuable upon the exercise of share options of the equity settled Plan 1998 and are included in diluted earnings per share to the extend such shares are dilutive. Please explain to us how you considered the guidance in paragraphs 58 – 61 of IAS 33 in excluding the cash-settled options in the Plan 1998, Plan 2001 and Plan 2005. Also, in future filings, please include disclosure of instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antdilutive for the period presented. See paragraph 70(c) of IAS 33.

HEAD RESPONSE:

As those shares held by the Stiching Head Option Plan were treated as treasury shares in the consolidated financial statements (see Note 12 of the consolidated financial statements) and with reference to the Company’s response to staff comment no. 12 above, cash-settled share-based plans will not have a dilutive effect and the guidance in paragraphs 58 - 61 of IAS 33 does not apply. In future filings, the Company will include disclosure of instruments that could potentially dilute basic earnings per share.

Note 30. Reconciliation from Ducht GAAP to IFRS as adopted, page F-47

15.

We note your disclosure in footnote (a) that you did not account for share-based awards received by the CEO that were forfeited by other employees as a new grand but continued to recognize expense relating to these options defined at the original grant date. As a result, you did not reverse compensation expense for these awards at the date of forfeit and re-measured compensation expense for the new grant. Citing relevant IFRS literature, please tell us what you believe is the appropriate accounting treatment of the forfeiture of the shares and the subsequent issuance of the shares to the CEO. As part of your response, please explain when these awards were forfeited and then issued to the CEO and the nature of the forfeit, including whether the award had vested at the time of forfeiture. Also please tell us the amount of this adjustment included in adjustment (a).

HEAD RESPONSE:

Under IFRS 2, grant date is defined as:

The date at which the entity and another party (including an employee) agree to a share-based payment arrangement, being when the entity and the counterparty have a shared understanding of the terms and conditions of the arrangement. At grant date the entity confers on the counterparty the right to cash, other assets, or equity instruments of the entity, provided the specified vesting conditions, if any, are met. If that agreement is subject to an approval process (for example, by shareholders), grant date is the date when that approval is obtained.

The Company concluded that awards granted to the employees and the CEO under the 2001 Plan were made at the same time. The CEO and the Company had a shared understanding of the terms and conditions of the award at the same date as the other employees and therefore the vesting period for the two awards would be the same.

As disclosed in Note 23 to the consolidated financial statements, the CEO under the 2001 Plan is entitled to receive up to additional 564,564 options that do not vest to other participants subject to the six-year service condition. These options cliff vest after a six-year service period and are forfeit if the vesting condition is not met. The options forfeited by the employees were not vested at the time they reverted to the CEO.

The table below provides details of the reconciliation from IFRS to U.S. GAAP in presenting the effect of different treatment of options forfeited to the CEO:

	For the years ended December 31,
	2006	2005		2004
	(in thousands, except number of options)
Number of Options forfeited	--	€18,244		€89,979
Effect of options forfeited on
US GAAP net income (loss)	€(258)	€16		€146
Effect of options forfeited on
US GAAP shareholders’ equity	€(15)	€243	€	NA

16.

We note from your disclosure in footnote (b) that adopting IAS 39 you recognized the derivatives at fair value of EUR .5 million and EUR .7 million, respectively as of January 1 and December 31, 2004. Please tell us why this increase in liability is recorded as an increase to shareholders’ equity. Also, in light of the decrease in the fair value from EUR .7 million at January 1, 2004 to EUR .5 million at December 31, 2004. Please tell us why there is no effect on net income for the year ended December 31, 2004. Additionally, tell us the classification and carrying amount of these liabilities as recorded in the previous financial statements.

HEAD RESPONSE:

The Dutch GAAP financial statements were prepared from the U.S. GAAP financials and accordingly adjusted for differences from U.S. GAAP to Dutch GAAP. During the preparation of the Dutch GAAP financial statements, the Company adjusted shareholder’s equity for the difference related to FAS 133 of €0.2 million instead of net income (loss). The Company concluded that this adjustment was not material to net income (loss) or the financial statements under Dutch GAAP. Additionally, there were no requirements under Dutch GAAP to recognize these derivative contracts in the financial statements and therefore they were not previously recognized.

Note 31. Reconciliation from IFRS as adopted to US GAAP, page F-49

17.

We note your disclosure in footnote (b) that under US GAAP you recorded the actuarial present value of the vested benefits to which the employee is entitled as if the employee separated immediately, and under IFRS you accounted for the severance obligations at the present value of the vested benefits based on the employee’s expected date of retirement. Please explain to us why this adjustment resulted in an increase to income for the year ended December 31, 2005, and a decrease to income (or increase in loss) for the years ended December 31, 2006 and 2004.

HEAD RESPONSE:

When reviewing the development of the liability recorded under U.S. GAAP the Company recognized that for the year 2004 the adjustment should result in a decrease to net loss. Please see revised disclosure to Note 31 of the consolidated financial statements included in the response to staff comment no. 20.

In 2006, the decrease in income according to U.S. GAAP compared to IFRS resulted from an increased rate used to discount post-employment benefit obligations according to IAS 19.78 and the fact that future increase in compensation levels are included in the calculation in accordance with IAS 19. Under U.S. GAAP the effect of future increases in compensation levels are not included in the calculation until they occur.

18.

We note from your disclosure in footnote (e) that under FAS 123, compensation expense for cash-settled awards was measured based on intrinsic value at each reporting date and adjusted for forfeitures as they occur. Please note that paragraph 25 of SAFS 123 states that the amount of liability for an award that settles in cash should be based on the current stock price and the change in the stock price over the service period is recognized as compensation expense. Please explain to us why you have not recorded a liability for these cash settled options until the adoption of SFAS No. 123R under US GAAP. Also, regarding your disclosure that under IFRS, the date of grant criteria for certain awards were met earlier than under US GAAP, which results in a different measurement date, please tell us the amount of the adjustment in each applicable year that relates to this difference in accounting.

HEAD RESPONSE:

As disclosed in Note 31 to the consolidated financial statements under the heading “Restatement” the Company determined during the preparation of the December 31, 2006 financial statements that certain share-based compensation awards should have been accounted for as cash-settled (liability awards) under FAS 123. Accordingly, the Company restated its previously reported figures and recorded a liability in accordance with FAS 123. As required under paragraph 25 of FAS 123, this liability was measured based on the difference between the current stock price each period and the exercise price of the option (i.e., the intrinsic value of the option). The amount of the liability recorded at December 31, 2005 and 2004 relating to this adjustment was approximately €1.6 million and €1.4 million, respectively. Upon adoption of FAS 123R, these liability classified options are required under par. 37 to be measured at their fair value each reporting period.

Regarding our disclosure that under IFRS, the date of grant criteria for certain awards, i.e. those made to the CEO, was met earlier than under U.S. GAAP, resulting in a different expense recognition, as noted in response to the staff’s Questions 15 and 21.

Please find below the adjustments for IFRS and U.S. GAAP that relate to the change in accounting from equity settled to cash settled for certain of the Company’s share-based compensation awards (in thousand):

	December, 31
	2005	2004
IFRS Adjustments:
Other liabilities	€5,358	€5,419
Shareholders’ Equity	(5,358)	(5,419)
	Year Ended December, 31
	2005	2004
IFRS Adjustments:
General and administrative expense	€(1,580)	€2,660
Other operating (income) expense, net	838	(275)
Profit (Loss) for the year	742	(2,385)
	December, 31
	2005	2004
US GAAP Adjustments:
Other liabilities	€1,573	€1,414
Shareholders’ Equity	(1,573)	(1,414)
	Year Ended December, 31
	2005	2004
US GAAP Adjustments:
General and administrative expense	€(740)	€897
Other operating (income) expense, net	219	(73)
Profit (Loss) for the year	521	(824)

19.

We note from your disclosure in footnote (f) that the difference relating to income taxes included the deferred tax effects calculated on those differences that meet the definition of a temporary difference. Please tell us, and disclose in future filings, the tax rate(s) used in the calculation of the deferred tax adjustments. Also, please indicate any adjustments which did not have a related tax effect.

HEAD RESPONSE:

The tax rate used relates to those countries where temporary differences occurred. When reviewing staff comment no. 19 the Company recognized adjustments on deferred taxes and foreign exchange differences on goodwill due to the use of historical rates under U.S. GAAP and actual rates under IFRS. Refer to the response to staff comment no. 20.

Adjustments due to goodwill and share-based compensation do not have a related tax effect.

The following tables provide information with regards to deferred tax assets due to temporary differences and deferred tax income/expense recognised in the income statement (in thousand):

	2006	2005
Adjustments without tax effect	1,100	5,367
Temporary differences	-2,498	-76
Average tax rate	26.4%	41.3%
Deferred tax	659	31

Changes in temporary differences	2006	2005	2004
Adjustments with tax effect in P&L	-57	381	124
Average tax rate	35.6%	35.5%	35.6%
Deferred tax	20	-135	-44

20.

In view of the material differences and items that impact stockholders’ equity, a reconciliation of a statement in changes in shareholders’ equity using balances determined solely under US GAAP should be prepared as a proof that the reconciliation balances and that it provides appropriate disclosure on changes in the equity accounts on a US GAAP basis. Please supplementally prepare and furnish us a US GAAP statement in changes in stockholders’ equity. As many registrants elect to include these US GAAP balance prepared statements in the notes to the financial statements, we also encourage you likewise to consider this additional disclosure in future filings.

HEAD RESPONSE:

With reference to staff comment no. 17, 18, 19 please see attached the reconciliation of a statement in changes in shareholders’ equity in accordance with U.S. GAAP as well as the revised reconciliation from IFRS as adopted to U.S. GAAP.

HEAD N.V. AND SUBSIDIARIES

ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

						Fair Value
						and Other
	Ordinary Shares		Other	Treasury	Retained	Reserves/	Equity
	Shares	Amount	Reserves	Stock	Earnings	CTA	Total
	(in thousands, except share data)
Balance at January 1, 2006 (Restated	36,022,554	€7,964	€125,248	€(13,458)	€75,114	€(4,826)	€190,042

Sale of treasury shares	197,348			1,151		–	1,151
Loss for the year	–	–	–	–	(29,425)		(29,425)
Changes in fair value and other reserves
including CTA:
Unrealized gain on available-for-sale
financial assets, (net of tax of €18)	–	–	–	–	–	72	72
Unrealized gain on derivatives instruments
(net of tax of €88)	–	–	–	–	–	264	264
Reclassification adjustment for derivative
gains recorded in net loss
(net of tax of €143)	–	–	–	–	–	(430)	(430)
Foreign currency translation adjustment.	–	–	–	–	–	(3,817)	(3,817)
Total recognised income and expense in 2004	–	–	–	–	–		(33,336)
Balance at December 31, 2004 (Restated)	36,219,902	€7,964	€125,247	€(12,307)	€45,688	€(8,736)	€157,856

Profit for the year	–	–	–	–	6,753	–	6,753
Changes in fair value and other reserves
including CTA:
Unrealized gain on available-for-sale
financial assets, (net of tax of €18)	–	–	–	–	–	74	74
Unrealized gain on derivatives instruments
(net of tax of €163)	–	–	–	–	–	(489)	(489)
Reclassification adjustment for derivative
losses recorded in net income
(net of tax of €42)	–	–	–	–	–	127	127
Foreign currency translation adjustment.	–	–	–	–	–	7,461	7,461
Total recognised income and expense in 2005	–	–	–	–	–	–	13,925
Balance at December 31, 2005 (Restated)	36,219,902	€7,964	€125,247	€(12,307)	€52,441	€(1,564)	€171,781

Increase in share capital	–	9,409	(9,409)	–	–	–	0
Decrease in share capital	–	(9,409	9,409	–	–	–	0
Capital repayment	–	–	(9,409)	–	–	–	(9,409)
Profit for the year	–	–	–	–	579	–	579
Changes in fair value and other reserves
including CTA:
Unrealized gain on available-for-sale
financial assets, (net of tax of €30)	–	–	–	–	–	104	104
Unrealized gain on derivatives instruments
(net of tax of €68)	–	–	–	–	–	270	270
Reclassification adjustment for derivative
losses recorded in net income
(net of tax of €69)	–	–	–	–	–	(274)	(274)
Foreign currency translation adjustment.	–	–	–	–	–	(7,902)	(7,902)
Total recognised income and expense in 2006	–	–	–	–	–		(7,223)
Balance at December 31, 2006	36,219,902	€7,964	€115,838	€(12,307)	€53,020	€(9,366)	€155,149

		December 31,
		2006	2005
		(in thousands)
			Restated
Shareholders’ Equity under IFRS		€155,888	€166,459
Amortization of goodwill and trademarks.	a)	1,606	1,714
Adoption of IAS 19 (Employee Benefits)	b)	(48)	9
Minimum Pension Liabilities	c)	--	(85)
Adoption of SFAS 158	d)	(2,450)	--
Share-based compensation	e)	(15)	3,784
Deferred taxes on differences	f)	659	31
Foreign Currency effect on Goodwill	g)	(491)	(131)
Shareholders’ Equity under US-GAAP		€155,149	€171,781

		For the years ended December 31,
		2006	2005	2004
		(in thousands, except per share data)
			Restated	Restated
Profit (loss) for the period under IFRS		€4,415	€6,728	€(31,066)
Adoption of IAS 19 (Employee Benefits)	b)	(57)	381	124
Share-based compensation	e)	(3,799)	(221)	1,561
Deferred taxes	f)	20	(135)	(44)
Net income (loss) under US-GAAP		€579	€6,753	€(29,425)

Earnings per share-basic
Net income (loss) under US-GAAP		0.02	0.19	(0.81)
Earnings per share-diluted
Net income (loss) under US-GAAP		0.02	0.18	(0.81)
Weighted average shares outstanding
Basic		36,220	36,220	36,198
Diluted		36,963	36,959	36,198

The Company’s consolidated financial statements prepared in accordance with IFRS as adopted by the EU for the year ended December 31, 2006 are correctly stated. In the preparation of the reconciliation from IFRS as adopted by the EU to U.S. GAAP the following errors occurred:

•

In 2004, the adjustment related the adoption of IAS 19 (Employee Benefits) was inadvertently recorded as a decrease to income (increase to net loss)(please see the Company’s response to staff comment no. 17).

•	In 2004, under U.S. GAAP the restatement of some share-based compensation plans was calculated incorrectly (please see the Company’s response to staff comment no. 18).
•

For the years 2006, 2005 and 2004 the effect of deferred taxes on shareholders’ equity was netted with the foreign currency effect on goodwill, which results in a different exchange rate used to convert goodwill into the reporting currency (U.S. GAAP at historical rates; IFRS at actual rates). The adjustment on net income (loss) for the years ended December 31, 2006, 2005 and 2004 was corrected as those foreign currency changes had no effect on net income (loss), (please see the Company’s response to staff comment no. 19).

In considering the misstatements described above, the Company performed a SAB 99 analysis and concluded that the financial statements are not materially misstated as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004. For our 2007 filing, the Company will adjust the reconciliation for the benefit of the reader and provide adequate disclosures.

- Restatement

21.

We note your disclosure that you did not account for share-based awards received by the CEO that were forfeited by other employees as a new grant but continued to recognized expense relating to these options defined at the original grand date. As a result, you did not reverse compensation expense for these awards at the date of forfeit and re-measure compensation expense for the new grant. Please tell us how this was accounted for under US GAAP and if there are any differences between the appropriate accounting under IFRS and US GAAP.

HEAD RESPONSE:

The CEO is eligible to receive awards forfeited by employees under the 1998 Plan and 2001 Plan as disclosed in Note 23 of the consolidated financial statements. Under FAS 123 and FAS123R, the grant date and measurement date for forfeited awards that the CEO is entitled to receive is the date the awards are forfeited by the employee and thus accounted for as a forfeiture and re-grant. Thus, at the time of a pre-vesting forfeiture by the employee, previously recognized compensation expense is reversed. Under the 1998 Plan, these forfeited awards received by the CEO are accounted for as an equity award and measured at its fair value at the grant date (i.e., the date forfeited by the employee). Under the 2001 Plan, forfeited awards received by the CEO are accounted for as a liability award and measured at the intrinsic value at the grant date under FAS 123 and at fair value under FAS 123R.

Under IFRS 2, as noted in response to staff Question 15, the grant date for the awards made to the CEO is the same as the grant date for the awards made to the other employees. Contrary to the guidance under U.S. GAAP the transfer of forfeited employee awards to the CEO does not result in a new grant date. In addition the awards made to the CEO under the 1998 plan were equity-settled and not subject to any vesting conditions. Under the transition provisions of IFRS 2 the awards to the CEO under the 1998 plan are therefore out of scope.

In connection with our responses to your comments above, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be pleased to discuss any of the above questions and our responses with you or any of your staff members at your convenience. Feel free to contact me directly by telephone at +43 1 701 79 354 or by fax at +43 1 707 89 40 or by e-mail r.bernhart@head.com.

Sincerely,

Ralf Bernhart

Chief Financial Officer